SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                         Rule 13e-3 Transaction Statement
                Under Section 13(e) of the Securities Act of 1934

                           THE DELTONA CORPORATION
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                              (Name of the Issuer)

                           THE DELTONA CORPORATION
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                       (Name of Persons Filing Statement)

                           Common Stock, $1.00 Par Value
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                         (Title of Class of Securities)

                                 247883101
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                      (CUSIP Number of Class of Securities)

                                Antony Gram
                            Chairman of the Board
                                 President
                           THE DELTONA CORPORATION
                           8014 SW 135th Street Road
                            Ocala, Florida  34473
                                (352) 307-8100
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(Name, address and telephone number of person authorized to receive notices and communications on behalf of persons filing statement)

This statement is filed in connection with (check the appropriate box):
a.      [x]       The filing of solicitation materials or an information
                  statement subject to Regulation 14A, Regulation 14C, or Rule
                  13e-3(c) under the Securities Act of 1934.
b.      [ ]      The filing of a registration statement under the Securities
                  Act of 1934.
c.      [ ]      A tender offer.
d.      [ ]      None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [x]
Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            Calculation of Filing Fee
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Transaction Valuation                                    Amount of Filing Fee
$1,617,711                                                     $323.54
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 *        The "Transaction Valuation" amount referred to above is approximately the product of 4,044,277 fractional shares to be purchased (the "Fractional Shares") and $0.40, the cash price per share to be paid for fractional shares.

 **       In accordance with Rule 0-11 under the Securities Act of 1934, as amended, the Filing Fee is determined by multiplying the Transaction Valuation by 1/50th of 1%.

[x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:        $-0-
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Form or Registration Number:  Schedule 14A
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Filing Party:       THE DELTONA CORPORATION
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DATE FILED:         January 3, 2002
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
                                  INTRODUCTION

This Going-Private Transaction Statement (the "Statement") is being filed by THE DELTONA CORPORATION, a Delaware corporation (the "Company"), pursuant to Section 13(e)of the Securities Exchange Act of 1934 (the "Exchange Act"), as amended, and Rule 13e-3 thereunder in connection with a 500,000 for 1 reverse split of the Company's Common Stock, no par value, with a cash payment of $0.40 per share in lieu of fractional shares (the "Reverse Split"). This Statement is intended to satisfy the reporting requirements of Section 13(e) of the Exchange Act.

A preliminary proxy statement of the Company relating to the solicitation of proxies for the Special Meeting of Shareholders (the "Proxy Statement") is being filed concurrently with this filing. Except as otherwise set forth below, the information set forth in the Proxy Statement, including all appendices thereto, is hereby expressly incorporated herein by reference in response to the items of this Schedule 13e-3.


Item 1. Summary Term Sheet

          The information set forth in the Proxy Statement under the caption "SUMMARY TERM SHEET" is incorporated herein by reference.

Item 2. Subject Company Information

          (a)     Name and Address

                  The information set forth in the "Notice of Special Meeting of Shareholders" of the Proxy Statement is incorporated herein by reference.

          (b)     Securities

                  The information set forth in the Proxy Statement under the caption "GENERAL INFORMATION - Voting Procedures and Revocability of Proxies" is incorporated herein by reference.

          (c)     Trading Market and Price
                  The information set forth in the Proxy Statement under the caption "BACKGROUND" is incorporated herein by reference.

          (d)     Dividends

                  The information set forth in the Proxy Statement under the caption "BACKGROUND" is incorporated herein by reference.

          (e)     Prior Public Offerings

                  The Company has made no underwritten public offering of the subject securities for cash during the past three years that was registered under the Securities Act of 1933 or exempt from registration under Regulation A (Rules 251 through 263 of the Securities Act of 1933, as amended).

          (f)     Prior Stock Purchases

                  The Company has not purchased any subject securities during the past two years.

Item 3. Identity and Background of Filing Person

          (a)     Name and Address

                  The filing person is the subject company:

                  THE DELTONA CORPORATION
                  8014 SW 135th Street Road
                  Ocala, Florida 34473

                  Executive Officers of the subject company:

                  Antony Gram
                  President, Chairman of the Board of Directors and Chief Executive Officer
                  8014 SW 135th Street Road
                  Ocala, Florida 34473

                  Sharon J. Hummerhielm
                  Executive Vice President & Corporate Secretary
                  8014 SW 135th Street Road
                  Ocala, Florida 34473

                  John R. Battle
                  Treasurer
                  8014 SW 135th Street Road
                  Ocala, Florida 34473


           Board of Directors of the subject company:

                  Antony Gram, Director

                  Christel DeWilde, Director

                  George W. Fischer, Director

                  Rudy Gram, Director

                  Thomas B. McNeill, Director


          (b)     Business and Background of Entities

                  Not applicable.

          (c)     Business and Background of Natural Persons

                  (1), (2)

                      Christel DeWilde has served as Financial Analyst for Antony Gram since February 1995. Prior to joining
                      Mr. Gram, Ms. DeWilde was Chief Financial Officer of the Sab Wabco Group, Brussels, Belgium from December 1992 to February 1995. From
                      May 1991 to December 1992, Ms. DeWilde was audit manager for Marcel Asselberghs & Co., member firm of Arthur Andersen & Co.

                      George W. Fischer is retired. From 1975
                      through 1995 he served as President of H.E.C. Fischer, Inc., a closely held real estate company.

                      Antony Gram has served as Chairman of the Board of Directors and Chief Executive Officer of the Company since July 13, 1994 and President since October 2, 1998. For more than the past five years, Mr. Gram has served as Managing Director of Gramyco, a scaffolding company, based in Belgium.

                      Rudy Gram is Vice President of Swan Development Corporation, based in St. Augustine, Florida

                      Thomas B.McNeill is Retired. He was formally a Partner in Mayer, Brown & Platt, Chicago, Illinois.

                  (3) None of the Company's executive officers or directors was convicted in a criminal proceeding during the past five years.

                  (4) None of the Company's executive officers or directors were a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

                  (5) Three of the Company's directors and officers, Mr. Antony Gram, Ms. DeWilde and Mr. Rudy Gram are citizens of Belgium. The remaining directors and officers are citizens of the United States.

                 (d)     Tender Offer.

                  Not applicable.

Item 4. Terms of the Transaction

          (a)     Material Terms

                  The information set forth in the Proxy Statement under the caption "SUMMARY TERM SHEET" is incorporated herein by reference.

         (c)      Different Terms

                  None.

          (d)     Appraisal Rights

                  The information set forth in the Proxy Statement under the caption "APPRAISAL RIGHTS AND DISSENTER'S RIGHTS" is incorporated herein by reference.

          (e)     Provisions For Unaffiliated Security Holders

                  None.

          (f)     Eligibility For Listing or Trading

                  Not applicable.

Item 5. Past Contracts, Transactions, Negotiations and Agreements

          (a)     Transactions

                  Not applicable.

          (b)     Significant Corporate Events

                  Not applicable.

          (c)     Negotiations or Contacts

                  Not applicable.

          (d)     Agreements Regarding the Subject Company's Securities

                  Not applicable.

Item 6. Purposes of the Transaction and Plans or Proposals

          (b) Use of Securities Acquired. Outstanding shares of the Company's existing common stock, $1.00 par value, that would otherwise be converted into a fractional share of the Company's new common stock, $500,000 par value, will be canceled; otherwise, no securities will be acquired in the transaction.

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET" and "REVERSE STOCK SPLIT" is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects in a Going -Private Transaction

(a)      Purposes

                   The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET" and "REVERSE STOCK SPLIT" is incorporated herein by reference.

          (b)      Alternatives
                   The information set forth in the Proxy Statement under the caption "FAIRNESS OF THE REVERSE STOCK SPLIT PROPOSAL" is incorporated herein by reference.

          (c)      Reasons

                   The information set forth in the Proxy Statement under the caption "PURPOSE AND REASONS FOR THE REVERSE STOCK SPLIT" is incorporated herein by reference.

          (d)      Effects

                   The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET", "REVERSE STOCK SPLIT" and "FEDERAL INCOME TAX CONSEQUENCES" are incorporated herein by reference.

Item 8. Fairness of the Going Private Transaction

            (a)    Fairness

                   The information set forth in the Proxy Statement under the caption "FAIRNESS OF THE REVERSE STOCK SPLIT PROPOSAL" is incorporated herein by reference.

            (b)    Factors Considered in Determining Fairness
                   The information set forth in the Proxy Statement under the caption "FAIRNESS OF THE REVERSE STOCK SPLIT PROPOSAL" is incorporated herein by reference.

            (c)    Approval of Security Holders
                   The information set forth in the Proxy Statement under the caption "FAIRNESS OF THE REVERSE STOCK SPLIT PROPOSAL" is incorporated herein by reference.

           (d)    Unaffiliated Representative

                   The information set forth in the Proxy Statement under the caption "FAIRNESS OF THE REVERSE STOCK SPLIT PROPOSAL" is incorporated herein by reference.

            (e)    Approval of Directors

                   The information set forth in the Proxy Statement under the captions "BACKGROUND" and "FAIRNESS OF THE REVERSE STOCK SPLIT PROPOSAL" is incorporated herein by reference.

            (f)    Other Offers

                   Not applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations

          (a)-(c) The information set forth in the Proxy Statement under the caption "REPORT OF MILLER ADVISORY GROUP" and in Exhibit 2 to the Proxy Statement is incorporated herein by reference.

Item 10. Source and Amount of Funds or Other Considerations

          (a) Source of Funds. The information set forth in the Proxy Statement under the caption "CERTAIN EFFECTS OF THE REVERSE STOCK SPLIT ON THE COMPANY'S SHAREHOLDERS" is incorporated herein by reference.

          (b)      Conditions. None.

          (c) Expenses. The information set forth in the Proxy Statement under the caption "CERTAIN EFFECTS OF THE REVERSE STOCK SPLIT ON THE COMPANY'S SHAREHOLDERS" is incorporated herein by reference.

          (d) Borrowed Funds. The information set forth in the Proxy Statement under the caption "CERTAIN EFFECTS OF THE REVERSE STOCK SPLIT ON THE COMPANY'S SHAREHOLDERS" is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company

          (a)      Securities Ownership

                   The information set forth in the Proxy Statement under the caption "SECURITY OWNERSHIP OF MANAGEMENT AND PRINCIPAL SHAREHOLDERS" is incorporated herein by reference.

          (b)      Securities Transactions

                   Not applicable.

Item 12. The Solicitation Or Recommendation

            (d) Intent to Tender or Vote in a Going-Private Transaction The information set forth in the Proxy Statement under the caption "FAIRNESS OF THE REVERSE STOCK SPLIT PROPOSAL" is incorporated herein by reference.

            (e)    Recommendations of Others
                   The information set forth in the Proxy Statement under the caption "FAIRNESS OF THE REVERSE STOCK SPLIT PROPOSAL" is incorporated herein by reference.

Item 13. Financial Statements

          (a)      Financial Information
                   The information set forth in the Company's Report on Form 10-K for the fiscal year ended December 31, 2000, under "Item 7. Financial Statements and Supplementary Data" is incorporated herein by reference. This Report on Form 10-K was previously filed.

          (b)      Pro Forma Information

                   The information set forth in the Proxy Statement under the Caption "CERTAIN EFFECTS OF REVERSE STOCK SPLIT PROPOSAL ON THE COMPANY'S SHAREHOLDERS" is incorporated herein by reference.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

          (a)      Solicitations or Recommendations
                   Solicitations of proxies from the Company's shareholders of record will be made by:

                   Not Applicable.

                   Payment Arrangements:  Fee For Service Schedule

                   Solicitations of proxies from the Company's shareholders whose shares are held in street name will be made by:

                   Not Applicable.

                   Payment Arrangements:  Fee For Service Schedule

          (b)      Employees and Corporate Assets
                   The services of the Company's Chief Executive Officer and Executive Vice President will be used in connection with the Reverse Split.

 Item 15. Additional Information

            The information contained in the Proxy Statement, including any appendices thereto, is incorporated herein by reference.

Item 16. Exhibits

          (a)      Disclosure Materials

                   Preliminary Proxy Statement filed electronically by EDGAR with the Securities and Exchange Commission on January 3,2002.

          (b)      None

          (c)      Report, Opinion or Appraisal

                   Filed as Exhibit 2 to the Preliminary Proxy Statement filed electronically by EDGAR with the Securities and Exchange Commission on January 3, 2002.

          (d)      None

          (e)      None

          (f)      None

          (g)      None



                                  SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the Information set forth in this statement is true, complete and correct.

                                       /s/ Sharon J. Hummerhielm
                                       Sharon J. Hummerhielm
                                       Executive Vice President and
                                       Corporate Secretary
                                       Date: January 3, 2002